SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CONTINENTAL AIRLINES, INC.

(Exact Name of registrant as specified in its charter)

             Delaware                         74-2099724

(State of Incorporation or organization) (IRS Employer

Identification No.)

1600 Smith Street, Dept. HQSEO

Houston, Texas 77002

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class Name of each exchange on which

to be so registered each class is to be registered

Series A Junior Participating New York Stock Exchange

Preferred Stock Purchase Rights

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:

_______________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1. Description of Securities To Be Registered.

Effective November 20, 1998, the Board of Directors of Continental Airlines, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Class A Common Stock, par value $.01 per share (the "Class A Common Shares"), Class B Common Stock, par value $.01 per share (the "Common Shares"), and Class D Common Stock, par value $.01 per share (the "Class D Common Shares"), of the Company. The dividend was paid on December 2, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company, at a price of $200 per one one-thousandth of a Preferred Share (the "Exercise Price"), subject to adjustment. The description and terms of the Rights were originally set forth in a Rights Agreement between the Company and Harris Trust and Savings Bank, dated as of November 20, 1998 (the "Old Rights Agreement"). The Old Rights Agreement was amended by the First Amendment, dated as of February 8, 2000, which provided for an exception to the "Acquiring Person" definition in the Old Rights Agreement that permitted an Institutional Investor (as defined herein) to beneficially own less than 20% of the total number of votes entitled to be cast generally by the holders of the Class A Common Shares, the Common Shares and the Class D Common Shares then outstanding voting together as a single class, without becoming an Acquiring Person (as defined in the Old Rights Agreement) as long as the Institutional Investor continues to meet the definition of such term.

In connection with the Amended and Restated Certificate of Incorporation of the Company (the "Amended and Restated Certificate of Incorporation"), filed with the Secretary of State of the State of Delaware on January 22, 2001 (the time of such filing, the "Effective Time"), as contemplated by the Omnibus Agreement, dated as of November 15, 2000, among the Company, Northwest Airlines Corporation, Northwest Airlines Holdings Corporation, Northwest Airlines, Inc. and Air Partners, L.P. (the "Omnibus Agreement"), each Class A Common Share issued immediately prior to the Effective Time was reclassified, changed and converted into 1.32 Common Shares (the "Reclassification") and all references to Class D Common Shares were deleted from the Amended and Restated Certificate of Incorporation. Pursuant to the terms of the Omnibus Agreement, the Company entered into an Amended and Restated Rights Agreement (the "Rights Agreement"), effective as of the Effective Time, with ChaseMellon Shareholder Services, LLC (now known as Mellon Investor Services LLC), as Rights Agent, dated as of November 15, 2000, to reflect the Reclassification and related transactions contemplated by the Omnibus Agreement.

Under the terms of the Rights Agreement, until the earlier of (i) the tenth day following a public announcement or public disclosure of facts indicating that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of Common Shares representing 15% or more of the total number of votes entitled to be cast by the holders of the Common Shares then outstanding, taking into account the operation of Article Six of the Amended and Restated Certificate of Incorporation and related provisions of the Company's bylaws (the "Voting Power") (or, if such person is an Institutional Investor, more than the Permitted Percentage (as defined herein)), or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of the Summary of Rights (as defined in the Rights Agreement) attached thereto and, with respect to any Common Share certificates issued after the Record Date, by such certificate containing the appropriate legend as contemplated by the Rights Agreement.

An "Institutional Investor" is defined in the Rights Agreement as a person who, as of January 31, 2000, beneficially owned Common Shares representing more than 14% of the Voting Power of the Common Shares then outstanding, had a Schedule 13G on file with the Securities and Exchange Commission with respect to its holdings and is principally engaged in the business of managing investment funds for unaffiliated securities investors, acquires the Common Shares pursuant to trading activities undertaken in the ordinary course of such person's business and not with the purpose or effect of exercising or influencing control over the Company, and is not obligated to and does not file a Schedule 13D with respect to the securities of the Company. If the Board of Directors of the Company determines in good faith that a person no longer meets the Institutional Investor definition, then such person shall as promptly as practicable divest itself of a sufficient number of Common Shares so that such person beneficially owns less than 15% of the Voting Power of the Common Shares then outstanding. If the Board of Directors determines in good faith that such person does not so divest itself of Common Shares, then such person will be or become an Acquiring Person under the Rights Agreement. "Permitted Percentage" is defined in the Rights Agreement to mean, with respect to an Institutional Investor, (a) through December 31, 2001, 47% of the Common Shares then outstanding (the "Maximum Percentage") and (b) after December 31, 2001, at any given date (a "Determination Date"), the lesser of (i) the Maximum Percentage and (ii) the lowest percentage of the outstanding Common Shares beneficially owned by the Institutional Investor as set forth in or derived from any Schedule 13G filed by the Institutional Investor after December 31, 2001 and prior to the Determination Date with respect to its beneficial ownership of Common Shares; provided, however, in no event shall the Permitted Percentage be less than 25% of the Common Shares then outstanding.

Certain "exempt persons" are excluded from the definition of Acquiring Person including: (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan, (v) David Bonderman, James Coulter or William S. Price, III, or any Person with respect to which one or more of them (A) directly or indirectly controls at least 50.1% of the voting power, (B) directly or indirectly controls at least 50.1% of the equity, or (C) directly or indirectly controls such Person under specified circumstances (the "B/C/P Group"), and (vi) any Person who, as a result of a transfer of (or an agreement to transfer) Common Shares by any member of the B/C/P Group, becomes the beneficial owner of Common Shares representing 15% or more of the Voting Power of the Company then outstanding; provided that such Person shall not have acquired Beneficial Ownership of Common Shares in addition to those acquired from any member of the B/C/P Group other than with the affirmative vote of two-thirds of the members of the Board of Directors voting on the action (the "Required Board Vote").

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Effective Time, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 20, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares (or shares having the same rights, powers and preferences as the Preferred Shares) at a price, or securities convertible into Preferred Shares (or shares having the same rights, powers and preferences as the Preferred Shares) with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, after the date of the Rights Agreement and prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. The holders of Preferred Shares shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, a quarterly dividend payment in an amount per share, subject to adjustment, equal to 1000 times the aggregate per share amount of all cash dividends, and 1000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in Common Shares, declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive an aggregate amount per share, subject to adjustment, equal to 1000 times the aggregate payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

From and after the occurrence of an event described in Section 11(a)(ii) of the Rights Agreement, if Rights are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate (as such terms are defined in the Rights Agreement) of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

In the event that any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which Rights will thereafter be void), will thereafter have the right to receive, upon exercise thereof, that number of Common Shares having a market value of two times the Exercise Price of the Right. If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall make adequate provision to substitute for such Class B Common Shares, upon payment of the applicable Exercise Price, an amount of cash, a reduction in the Exercise Price, Preferred Shares or other equity or debt securities of the Company, or other assets equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company shall not have made adequate provision to deliver value within 30 days following the date a person becomes an Acquiring Person, the Company must deliver, upon exercise of a Right, but without requiring payment of the Exercise Price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the Exercise Price then in effect. The Board of Directors may extend the 30-day period for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

In the event that, at any time after a Person becomes an Acquiring Person, (i) the Company merges into any other Person, (ii) any Person merges into the Company and all of the outstanding Common Shares do not remain outstanding after such merger, or (iii) the Company sells 50% or more of its consolidated assets or earning power, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Exercise Price, in lieu of Preferred Shares for which a Right is then exercisable, that number of shares of common stock of the acquiring corporation (including the Company as successor thereto or as the surviving corporation) which at the time of such transaction will have a market value of two times the Exercise Price of the Right.

At any time after any Person becomes an Acquiring Person, and prior to the acquisition by any person or group of a majority of the Voting Power, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment). The Company may, at its option, substitute Preferred Shares or common stock equivalents for Common Shares, at the rate of one one-thousandth of a Preferred Share for each Common Share (subject to adjustment). No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exchange.

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share which may, at the election of the Company, be evidenced by depositary receipts) upon exercise of the Rights and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to any person becoming an Acquiring Person, the Board of Directors, by the Required Board Vote, may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and subject to such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights (or upon such later date as the Board of Directors shall specify in the resolution approving such redemption), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The redemption of the Rights may be subject to certain restrictions and limitations contained in the Amended and Restated Certificate of Incorporation.

The terms of the Rights may be amended by the Board of Directors, by the Required Board Vote, without the consent of the holders of the Rights, except that from and after such time as any Person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates). The right of the Board of Directors to amend the Rights Agreement may be subject to certain restrictions and limitations contained in the Amended and Restated Certificate of Incorporation.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement has been filed (under File No. 0-9781) with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K dated November 16, 2000. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference. A copy of the Rights Agreement is available free of charge to holders of the Rights from the Company after receipt of a written request therefor to the following address:

Continental Airlines, Inc.

1600 Smith Street, Dept. HQSEO

Houston, Texas 77002

Item 2. Exhibits.

1.1 Amended and Restated Rights Agreement dated as of November 15, 2000 between Continental Airlines, Inc. and ChaseMellon Shareholder Services, LLC -- incorporated by reference from Exhibit 99.11 to Continental's Current Report on Form 8-K dated November 16, 2000 (File No. 0-9781).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 22, 2001

CONTINENTAL AIRLINES, INC.

By:/s/ Jeffery A. Smisek

Name: Jeffery A. Smisek

Title: Executive Vice President,

General Counsel and Secretary

EXHIBIT INDEX

Exhibit Description

1.1 Amended and Restated Rights Agreement dated as of November 15, 2000 between Continental Airlines, Inc. and ChaseMellon Shareholder Services, LLC -- incorporated by reference from Exhibit 99.11 to Continental's Current Report on Form 8-K dated November 16, 2000 (File No. 0-9781).